Harvest Volatility Edge Trust

420 Lexington Ave., Suite 2620

New York, New York 10170

December 13, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Attention:	Lauren Hamill
Kathy Churko

Re:	Harvest Volatility Edge Trust
Request for Acceleration of Effectiveness of Registration Statement on Form N-1A
File Nos. 333-220301; 811-23286

Dear Mses. Hamill and Churko:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Harvest Volatility Edge Trust (the “Trust”) hereby respectfully requests that the effectiveness of the Trust’s Registration Statement that was most recently amended by Pre-Effective Amendment No. 3 under the 1933 Act, as filed with the Securities and Exchange Commission on December 11, 2017, be accelerated to the earliest practicable time on Friday, December 15, 2017 or as soon as practicable thereafter.

ALPS Distributors, Inc., the principal underwriter to the series of the Trust, has also signed this letter requesting effectiveness.

Please contact James V. Catano at Dechert LLP at (202) 261-3376 with any comments or questions concerning this correspondence.

Very truly yours,

Harvest Volatility Edge Trust	ALPS Distributors, Inc.

By: /s/ P. Joseph Clough	By: /s/ Steven B. Price
Name: P. Joseph Clough	Name: Steven B. Price
Title: Treasurer	Title: SVP, Director of Distribution Services

cc:	Julien Bourgeois, Dechert LLP
James V. Catano, Dechert LLP